EXHIBIT 12.1

ABERCROMBIE & FITCH CO.

Computation of Leverage Ratio and Coverage Ratio

Fiscal Year Ended January 28, 2012
(Dollars in thousands)
Leverage Ratio Calculation:
Adjusted Total Debt (1)	2,349,743
Consolidated EBITDAR (2)	926,107

Leverage Ratio	2.54

Coverage Ratio Calculation:
Consolidated EBITDAR(2)	926,107
Net Interest Expense + Long- Term Debt due in One Year + Minimum Rent + Contingent Store Rent	374,056

Coverage Ratio	2.48

(1)	Adjusted Total Debt means the sum of total debt (excluding specified permitted foreign bank guarantees and trade letters of credit) plus 600% of forward minimum rent commitments.

(2)

Consolidated EBITDAR means, for the fiscal year ended January 28, 2012 (“Fiscal 2011”), Consolidated Net Income for Fiscal 2011; plus without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Interest Expense, (ii) income and franchise (or similar) tax expense, (iii) depreciation and amortization expense (including impairment of long-term store fixed assets), (iv) Minimum Rent (plus contingent store rent plus non-cash rent expense), (v) Non-Cash Compensation Charges, (vi) losses on any Specified Auction Rate Securities, in each case not to exceed the applicable Temporary Impairment for such Specified Auction Rate Securities, (vii) non-cash charges related to the Ruehl Exit in an aggregate amount not to exceed $50,000,000, (viii) non-recurring cash charges in an aggregate amount not to exceed $61,000,000 related to the Ruehl Exit, (ix) additional non-recurring non-cash charges in an amount not to exceed $20,000,000 in the aggregate during Fiscal 2011, and (x) other non-recurring cash charges in an amount not to exceed $10,000,000 in the aggregate during Fiscal 2011 minus without duplication (A) Interest Income, (B) any benefit received from income, franchise (or similar) tax expense to the extent included in the determination of Consolidated Net Income, (C) gains arising from any Specified Auction Rate Securities, in each case resulting from the excess of the Fair Value thereof and (D) any cash payments made during such period that were deducted in determining Consolidated Net Income and added back in determining Consolidated EBITDAR in a previous Testing Period under clauses (v) or (ix); all as determined in accordance with GAAP on a consolidated basis for Abercrombie & Fitch Co. and the Subsidiaries )as defined in the Amended and Restated Credit Agreement, dated as of July 28, 2011, to which Abercrombie & Fitch Management Co. and Abercrombie & Fitch Co. are parties.)